Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II

46TH FLOOR

1539 NANJING WEST ROAD

SHANGHAI 200040, CHINA

________

TEL: (86-21) 6193-8200

FAX: (86-21) 6193-8299

www.skadden.com

March 23, 2021

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VIA EDGAR Ms. Katherine Bagley Ms. Lilyanna Peyser Office of Trade & Services Division of Corporate Finance 100 F Street, NE Washington, D.C., 20549

Re:	The9 Limited (CIK No. 0001296774)

Post-effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-240331) (the “Post-effective Amendment No. 2”)

Responses to the Staff’s Comment Letter Dated February 24, 2021

Dear Ms. Bagley and Ms. Peyser,

We are acting on behalf of our client, The9 Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”). The Company is filing herewith post-effective amendment No. 3 to its registration statement on Form F-1 (File No. 333-240331) (the “Post-effective Amendment No. 3”) via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Post-effective Amendment No. 3, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated February 24, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Post-effective Amendment No. 3 where the language address a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-effective Amendment No. 2.

Securities and Exchange Commission March 23, 2021 Page 2

Comments in Letter Dated February 24, 2021

Post-effective Amendment No. 2 to Registration Statement on Form F-1, filed February 9, 2021

General

1.	We note your response to comment 1, but it is not completely responsive to our comment. While we understand the pricing calculations presented in your response as they relate to your initial registration statement taken effective on September 29, 2020, and the pricing supplement filed thereafter, your disclosure in this post-effective amendment references an amount of securities registered in that offering that is different than the amount of securities disclosed in the initial registration statement and/or pricing supplement. Please revise your filing to clearly reference the number of securities initially registered in that offering, or reference the maximum aggregate amount of securities registered, so investors have appropriate context for your statements regarding the “registered follow-on offering.”

As a related matter, we note your response to comment 4, and that you continue to refer to the “follow-on” offering in your registration statement. However, this offering does not appear to be a “follow-on” offering, and your amended disclosure does not clarify your reference to a “follow-on offering” because it does not reference the filing to which you are referring. In this regard, the registration statement taken effective on September 29, 2020 does not register “2,350,000 ADSs,” so your amended disclosure does not clarify to which offering you are referring. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure under the “Explanatory Note” of the Post-effective Amendment No. 3 to clearly reference the respective maximum aggregate offering price of securities registered under the original Registration Statement.

2.	We note your response to prior comment 2, but it is still unclear whether you are registering additional securities. In this regard, we note your response that you are able to register the relevant securities because you relied on Rule 457(o) of the Securities Act of 1933, which allows for a registration fee calculated on the basis of a maximum aggregate offering price. However, the analysis in your response references a volume of securities the company “had” immediately prior to filing the post-effective amendment, rather than a dollar amount, thus making any comparison difficult. Please provide a complete explanation as to why no additional securities are being registered pursuant to this post-effective amendment. Your response should include, for each category of securities (i.e., warrants, representative’s warrants, over-allotment warrants, ADSs, or ordinary shares), the dollar amount, volume, and sale price of the securities that have been registered and sold in prior offerings, and the dollar amount, volume, and sale price of the securities that you are able to register pursuant to this post-effective amendment. For example, where you respond in comment 1 that the “final maximum offering size of the follow-on offering is approximately US$9.7 million,” you should tell us the category of securities offered and sold, the number and dollar amount of the securities offered and sold, and how this relates to the maximum aggregate offering price of each category of security you initially registered. Please also clarify what you mean when you say the company “had” certain securities immediately prior to filing this post-effective amendment. For guidance, see Securities Act Rules Compliance and Disclosure Interpretations Question 240.01, available on our pubic website.

Securities and Exchange Commission March 23, 2021 Page 3

The Company respectfully advises the Staff that the Registration Statement registered (i) public offering of Class A ordinary shares and Warrants of a maximum aggregate offering price of US$10.0 million, including over-allotments, (ii) issuance of Class A ordinary shares issuable upon the exercise of the Warrants of a maximum aggregate offering price of US$10.0 million, and (iii) the issuance of the Representative Warrants and the offering of Class A ordinary shares issuable upon the exercise of the Representative’s Warrants of a maximum aggregate offering price of US$550,000.

The Company respectfully advises the Staff that the Company sold the following securities under the Registration Statement that was declared effective on September 29, 2020:

	No. of Securities Sold	Sale Price	Aggregate Offering Price
Class A ordinary shares	70,500,000 Class A ordinary shares, representing 2,350,000 ADSs	Combined offering price of US$0.37 for one ADS and one Firm Warrant; US$0.01 per Over-allotment Warrant	US$8,730,250

Securities and Exchange Commission March 23, 2021 Page 4

Firm Warrants	23,500,000 warrants, each exercisable for the purchase of 0.1 ADS	—	—

Over-allotment Warrants	3,525,000 warrants, each exercisable for the purchase of 0.1 ADS	—	—

Class A ordinary shares issuable upon the exercise of the Warrants (including Firm Warrants and Over-allotment Warrants)	81,075,000 Class A ordinary shares, representing 2,702,500 ADSs	Exercise price of US$3.7 per ADS	US$9,999,250

Representative’s Warrant	Representative Warrant to purchase 117,500 ADSs	—	—

Class A ordinary shares issuable upon the exercise of the Representative’s Warrant	3,525,000 Class A ordinary shares, representing 117,500 ADSs	Exercise price of US$4.07 per ADS	US$478,225

The Company respectfully advises the Staff that the Post-effective Amendment No. 3 was not intended to register any additional securities, but to include the financial statements as of June 30, 2020 (as restated) and for the six months ended June 30, 2019 and 2020 (as restated) of the Company, as required by Item 8.A. of Form 20-F, for the continuous offering of up to 84,600,000 Class A ordinary shares issuable upon the exercise of the Warrants and the Representative’s Warrants, consisting of (i) up to 81,075,000 Class A ordinary shares issuable upon the exercise of the Warrants, and (ii) up to 3,525,000 Class A ordinary shares issuable upon the exercise of the Representative’s Warrants, both as listed above. The Company respectfully clarifies that, by stating the Company “had” certain securities immediately prior to filing the post-effective amendment in its previous response, the Company meant that there were (i) 27,025,000 Warrants, including 23,500,000 Firm Warrants and 3,525,000 Over-allotment Warrants, and (ii) Representative’s Warrant remained outstanding as of the date of filing the Post-effective Amendment No. 3. Such warrants represent rights to purchase up to 2,820,000 ADSs, representing up to 84,600,000 Class A ordinary shares.

Securities and Exchange Commission March 23, 2021 Page 5

Therefore, the Company respectfully advises the Staff that no additional securities are being registered under the Post-effective Amendment No. 3.

3.	We note your response to comment 5, and your amended disclosure about your cryptocurrency mining operations, including that “[t]he Investors shall make payment of the purchase price and the exercise price for the warrants in (i) cash, (ii) cryptocurrencies, or (iii) a combination of both, at our election.” Please amend your filing to disclose whether you intend to hold for investment any digital assets that you receive from warrant holders or as a reward or compensation for your mining activities, or if you plan to convert any digital assets into fiat currency after receipt. If you do intend to hold digital assets, please describe your existing and/or future holdings, and storage and custodial practices. Please also discuss the business risks and challenges associated with cryptocurrency operations, and the amount of funds you will need to operate your business, including cryptocurrency operations, for the next 12 months.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 15, 16, 17, 18, 19, 58, 59, 60, 84, 85, 92, and 93 of the Post-effective Amendment No. 3.

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If you have any questions regarding the Post-effective Amendment, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited

George Lai, Director and Chief Financial Officer, The9 Limited

Mitchell S. Esq., Partner, Loeb & Loeb LLP

Angela M. Dowd, Esq., Partner, Loeb & Loeb LLP

Ying Wu, Partner, Grant Thornton